FORM 51-901F

QUARTERLY REPORT

Incorporated as part of Schedule B & C

ISSUER DETAILS:
Name of Issuer	CARDERO RESOURCE CORP.
Issuer Address	Suite 1901 – 1177 West Hastings Street Vancouver, BC, V6E 2K3
Issuer Web Site	www.cardero.com
Issuer Telephone Number	(604) 408-7488
Contact Person	Henk Van Alphen
Contact Position	President & CEO
Contact Email	hvanalphen@cardero.com
Contact Telephone Number	(604) 408-7488
For Quarter Ended	July 31, 2004
Date of Report	September 29, 2004

Certificate

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

“Henk Van Alphen”	2004/09/29
Name of Director	Date Signed
“Ken M. Carter”	2004/09/29
Name of Director	Date Signed

SCHEDULE “B”

Supplementary Information

QUARTERLY REPORT

for the period ended July 31, 2004

CARDERO RESOURCE CORP.

QUARTERLY REPORT – JULY 31, 2004

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS, YEAR TO DATE

Expenses

The breakdown is provided on the income statement.

Deferred Costs

See notes to financial statements.

2.

RELATED PARTY TRANSACTIONS, YEAR TO DATE

Henk Van Alphen, President – management fees (to February 29, 2004)	$ 32,000
Ken Carter, Director – geological fees	13,424
A law firm of which a director is a partner – legal fees	156,222

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

Securities Issued in the Quarter

The following securities were issued during the quarter:

    122,966 common shares were issued for cash upon the exercise of 122,966 Agent’s Options at a price of $1.70 to net the Company $209,042.20.

    2,333 common shares were issued for cash upon the exercise of 2,333 Agents Commission Warrants at a price of $2.25 to net the Company $5,249.25.

    41,443 common shares were issued for cash upon the exercise of 41,443 Agent’s Option Warrants at a price of $2.30 to net the Company $95,318.90.

    50,000 common shares were issued for cash upon the exercise of 50,000 share purchase warrants at a price of $2.25 to net the Company $112,500.

    100,000 common shares were issued at a deemed price of $2.23 for a property payment (Carbonera, Peru)

    65,000 stock options were exercised at a price of $1.48 to net the Company $96,200.

    725,000 stock options were exercised at a price of $1.83 to net the Company $1,326,750.

    250,000 stock options were exercised at a price of $0.93 to net the treasury $232,500.

    100,000 stock options were exercised at a price of $1.90 to net the treasury $190,000.

    1,615,000 stock options were granted in the quarter exercisable at $2.50 to June 11, 2006.

Securities Issued for the Year to Date

Date of Issue	Type of Security	Number of Securities	Price per Security	Cash Commission /Discount	Net Proceeds/Deemed Value to Company	Reason for Issuance
Nov 03/03	Common shares	4,900	$1.60	None	$7,840.00	Warrant exercise
Nov 13/03	Common shares	11,500	$1.30	None	$14,950.00	Warrant exercise
Nov 18/03	Common shares	72,531	$1.60	None	$116,049.60	Warrant exercise
Nov 20/03	Common shares	5,000	$1.60	None	$8,000.00	Warrant exercise
Dec 03/03	Common shares	1,200	$1.60	None	$1,920.00	Warrant exercise
Dec 03/03	Common shares	20,000	$1.60	None	$32,000.00	Warrant exercise
Dec 04/03	Common shares	15,000	$1.60	None	$24,000.00	Warrant exercise
Dec 10/03	Units	3,565,000	$1.65	$61,004	$5,882,250.00	Private Placement
Dec 10/03	Brokers Units	176,927	$1.65	None	$291,929.55	Private Placement
Dec 10/03	Common shares	750,000	$1.60	None	$1,200,000.00	Warrant exercise
Dec 10/03	Common shares	5,000	$1.60	None	$8,000.00	Warrant exercise
Dec 11/03	Common shares	10,000	$1.60	None	$16,000.00	Warrant exercise
Dec 12/03	Common shares	2,500	$1.60	None	$4,000.00	Warrant exercise
Dec 16/03	Common shares	3,300	$1.60	None	$5,280.00	Warrant exercise
Dec 18/03	Common shares	200,000	$2.65	None	$530,000.00	Property payments (Minera Olympic)
Dec 19/03	Common shares	10,000	$1.30	None	$13,000.00	Warrant exercise
Dec 19/03	Common shares	27,500	$1.60	None	$44,000.00	Warrant exercise
Dec 23/03	Common shares	96,154	$1.60	None	$153,846.40	Warrant exercise
Dec 23/03	Common shares	40,000	$2.02	None	$80,800.00	Warrant exercise
Dec 24/03	Common shares	11,577	$1.30	None	$15,050.10	Warrant exercise
Jan 07/04	Common shares	115,500	$2.02	None	$233,310.00	Warrant exercise
Jan 20/04	Common shares	100,000	$1.98	None	$198,000.00	Data acquisition (Crockite)
Jan 21/04	Common shares	92,024	$2.02	None	$185,888.48	Warrant exercise
Jan 21/04	Common shares	140,000	$0.35	None	$49,000.00	Warrant exercise
Jan 22/04	Common shares	180,000	$0.35	None	$63,000.00	Warrant exercise
Jan 28/04	Common shares	50,000	$1.25	None	$62,500.00	Option exercise
Jan 28/04	Common shares	388,000	$0.35	None	$135,800.00	Warrant exercise
Feb 06/04	Common shares	100,000	$0.35	None	$35,000	Warrant exercise
Feb 24/04	Common shares	50,000	$1.25	None	$62,500.00	Option exercise
Mar 04/04	Common shares	35,000	$1.83	None	$64,050.00	Option exercise
Mar 05/04	Common shares	25,000	$1.83	None	$45,750.00	Option exercise
Mar 08/04	Common shares	35,000	$1.83	None	$64,050.00	Option exercise
Mar 11/04	Common shares	50,000	$1.90	None	$95,000.00	Option exercise
Mar 12/04	Common shares	100,000	$1.83	None	$183,000.00	Option exercise
Mar 17/04	Units	2,600,000	$2.60	$152,100	$6,760,000.00	Private Placement
Mar 17/04	Brokers Units	97,500	$2.60	None	$253,500.00	Private Placement
Mar 17/04	Common shares	50,000	$1.90	None	$95,000.00	Option exercise
Mar 29/04	Common shares	10,000	$1.83	None	$18,300.00	Option exercise
Mar 29/04	Common shares	150,000	$3.65	None	$547,500.00	Property payment (Providencia Norte)
Apr 05/04	Common shares	15,000	$1.83	None	$27,450.00	Option exercise
Apr 15/04	Common shares	15,000	$1.83	None	$27,450.00	Option exercise
Apr 16/04	Common shares	10,000	$1.83	None	$18,300.00	Option exercise
Apr 20/04	Common shares	50,000	$1.70	None	$85,000.00	Agent’s Option Exercise
Apr 23/04	Common shares	7,025	$2.25	None	$15,806.25	Warrant exercise
Apr 23/04	Common shares	35,000	$3.00	None	$105,000.00	Property payment (Pampa de Pongo)
Apr 23/04	Common shares	50,000	$3.00	None	$150,000.00	Property payment (Gachupines)
Apr 29/04	Common shares	46,256	$1.70	None	$78,635.20	Agent’s Option exercise
May 04/04	Common shares	35,000	$1.83	None	$64,050.00	Option exercise
May 07/04	Common shares	100,000	$1.83	None.	$183,000.00	Option exercise
May 12/04	Common shares	50,000	$1.83	None	$91,500.00	Option exercise
May 13/04	Common shares	400,000	$1.83	None	$732,000.00	Option exercise
May 14/04	Common shares	140,000	$1.83	None	$256,200.00	Option exercise
May 17/04	Common shares	18,826	$1.70	None	$32,004.20	Agent’s Option exercise
May 17/04	Common shares	14,706	$2.30	None	$33,823.80	Agent’s Options Warrant Exercise
May 17/04	Common shares	1,561	$2.25	None.	$3,512.25	Agent’s Commission Warrants
May 18/04	Common shares	100,000	$2.23	None.	$223,000.00	Property payment (Carbonera)
May 27/04	Common shares	10,000	$1.48	None.	$14,800.00	Option exercise
May 27/04	Common shares	50,000	$2.25	None.	$112,500.00	Warrant exercise.
May 28/04	Common shares	5,000	$1.48	None.	$7,400.00	Option exercise
Jun 02/04	Common shares	25,000	$1.90	None.	$47,500.00	Option exercise
Jun 10/04	Common shares	10,000	$1.90	None.	$19,000.00	Option exercise
Jun 11/04	Common shares	48,017	$1.70	None.	$81,628.90	Agent’s Option exercise
Jun 17/04	Common shares	30,000	$1.90	None.	$57,000.00	Option exercise
Jun 18/04	Common shares	35,000	$1.90	None.	$66,500.00	Option exercise
Jun 21/04	Common shares	53,475	$1.70	None.	$90,907.50	Agent’s Option exercise
Jun 24/04	Common shares	26,737	$2.30	None.	$61,495.10	Agent’s Options Warrant exercise
Jul 06/04	Common shares	50,000	$1.48	None.	$74,000.00	Option exercise
Jul 20/04	Common shares	2,648	$1.70	None.	$4,501.60	Agent’s Option exercise
Jul 20/04	Common shares	772	$2.25	None.	$1,737.00	Agent’s Commission Warrants exercise
Jul 28/04	Common shares	250,000	$0.93	None.	$232,500.00	Option exercise

4.

SUMMARY OF SECURITIES AS AT JULY 31, 2004

Authorized Capital

100,000,000 common shares without par value

Number and Recorded Value for Shares Issued and Outstanding

37,692,932 common shares at a recorded value of $32,838,717.

Outstanding Options

    265,000 stock options exercisable at $1.48 until November 29, 2004. (40,000 subsequently exercised)

    200,000 stock options exercisable at $1.90 until October 24, 2005.

    900,000 stock options exercisable at $2.35 until January 27, 2006.

    350,000 stock options exercisable at $3.25 to April 16, 2006.

    1,615,000 stock options exercisable at $2.50 to June 11, 2006.

Outstanding Warrants

    1,732,500 common share purchase warrants exercisable at $2.25 until December 10, 2004

    79,105 Agents Commission warrants exercisable at $2.25 until December 10, 2004 (42,150 subsequently exercised)

    137,278 Agents Options exercisable at $1.70 until December 10, 2004 (10,695 subsequently exercised)

    75,324 Agents B warrants exercisable at $2.30 until December 10, 2004 (72,190 subsequently exercised)

    2,600,000 common share purchase warrants exercisable at $3.25 to March 17, 2005 or $3.50 to September 17, 2005.

    97,500 Agents commission warrants exercisable at $3.25 to March 17, 2005 or $3.50 to September 17, 2005.

    260,000 Agents units exercisable at $2.65 to March 17, 2005 (2,500 subsequently exercised)

Shares in Escrow or Pooling Agreements

None.

5.

LIST OF DIRECTORS & OFFICERS AS AT JULY 31, 2004

Directors	Officers
Henk Van Alphen, Victoria, B.C. Leonard Harris, Littleton, Colorado Ken M. Carter, North Vancouver, BC Lawrence W.E. Talbot, Richmond, BC Anthony Frizelle, London, England	Henk Van Alphen, President & CEO G. Ross McDonald, Chief Financial Officer Marla K. Ritchie, Corporate Secretary

SCHEDULE “C”

Management Discussion & Analysis

QUARTERLY REPORT

for the period ended July 31, 2004

CARDERO RESOURCE CORP.

QUARTERLY REPORT – JULY 31, 2004

1.

DESCRIPTION OF BUSINESS

Cardero Resource Corp. is in the mineral exploration business.  The properties in which the Company has, or has the right to acquire, an interest are described in note 6 to the audited financial statements dated October 31, 2003.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

General

Overall the loss for the quarter was $2,307,179 or $0.06 per share as compared to $274,317 or $0.01 per share for the comparable period in 2003.

Cardero’s general and administrative costs for the three months ended July 31, 2004 were $2,314,543 as compared to $169,060 for the corresponding period in 2003. The main component of the 2004 costs was stock-based compensation of $1,873,400. This is a non-cash item, the calculation of which is described in the Note 4 to the financial statements. There is no comparative figure in the 2003 numbers. The other general and administrative costs for 2004 were $441,143 as compared to $169,060 for 2003.  The largest component of the 2004 cash costs was promotion and shareholder information of $170,617.  This reflects the costs of two part-time and one full-time in-house people to answer investor calls and attend investment conferences and includes the cost of producing corporate brochures and internet visibility.  Professional fees of $141,532 include legal fees of $58,647 (paid to a law firm of which a director is a partner) and $24,000 paid to David Shaw for consulting fees.

The Company has been very active over the past year and the present level of administration costs can be expected to continue.

The Company’s surplus funds are placed in short term bankers’ acceptance and this resulted in interest income for the quarter of $76,241.

The Company made a US$100,000 option payment in the quarter on its Condor Yacu property.  Half of this is expected to be recovered and the balance has been written off.

The Company spent $1,509,601 (net of receipts) on its resource properties in the quarter and issued shares with a deemed value of $223,000 for resource property acquisitions. These expenditures are described below under “Exploration Activities”. There were no significant dispositions of resource properties in the period.

The Company had working capital of $17,510,990 million at July 31, 2004. For a discussion of the liquidity and solvency of the Company please see section five.

Exploration Activities

Anglo Joint Venture, Baja California State, Mexico

On May 19, 2004, the Company announced progress on its Baja California State IOCG project, a joint venture with Anglo American Mexico S.A. de C.V. (“Anglo”). Anglo is the operator of the project.

The current land position consists of two blocks of concessions in the state of Baja California State:  the Pilitas block covers 7,233.6 hectares and is located approximately 75 km south of the city of Ensenada; the Alisitos block aggregates 191,343 hectares, and is located approximately 250 km south-southeast of Ensenada.

The most advanced target to date is the San Fernando prospect. The San Fernando comprises a large hydrothermal system of approximately 30 sq. km containing numerous iron oxide-copper gold occurrences.  The largest of these is traceable over 800 metres and is transacted by several large structures.  Initial geological mapping indicates the presence of structurally controlled and replacement-type iron-oxide, copper and gold mineralization.  Subsequent geophysical surveys have outlined a body of high magnetic susceptibility and a coincident gravity anomaly underlying and adjacent to these surface showings.  Modelling of the magnetic and gravity data has indicated a body which strikes east-west and dips gently south. Dimensions of this target are now estimated to be 3,500 - 4,000 metres (east-west), by 1,500-2,000 metres (north-south) with a modelled thickness of up to 300 metres. An induced polarization geophysical survey completed during the quarter confirmed and reinforced the strength and dimensions of the gravity and magnetics target at San Fernando. Within the surface area of the coincident magnetic,  gravity, and induced polarization anomalies there are approximately 15 mineral showings of iron oxides (magnetite and/or hematite), with varying amounts of secondary copper mineralization.

The main San Fernando workings have historical records which report that five shafts were originally present over a strike length of approximately 350 metres, which were part of the infrastructure of now abandoned mines. Two of these shafts appear to have significant development.  The Main shaft was reportedly sunk to a depth of between 140 and 180 metres with drifts on six levels.  The Inglesa shaft, located 350 metres to the north of the Main Shaft was reportedly sunk to a depth of 120 metres with drifts on four levels.  All of these workings are presently caved and flooded. Springer (1910) reported that samples from pillars at the 40 metre level returned values of 25%, 36.5% and 18.8% copper, respectively. Recent grab samples from dumps at the San Fernando shafts have assayed up to 7% copper.  The average grade of mineralization to date on the property appears to range between 1-2% copper and 0.5 to 1.0 g/t gold.

The Anglo joint venture includes five other targets in addition to San Fernando on which regional and detailed mapping is currently in progress in preparation for drilling. Several other potentially significant targets were outlined by the airborne geophysical survey and are currently being evaluated by detailed mapping and sampling programs. The Amergosa target, which has been traced over a strike length of 450 metres, returned a value of 1.4% copper over a 10 metres thickness in chip sampling of some of the better mineralization. Approximately five kilometres of road construction to improve access to the Amergosa target were completed during the quarter.

Anglo is currently in the process of planning for a preliminary drill program at the San Fernando and Amergosa targets.

Other Exploration Properties, Baja California State, Mexico

Outside the Anglo JV Cardero holds three additional properties in Baja California State:  The Ludavina property (3,500 hectares) is an epithermal gold occurrence.  Cardero has now completed permitting and is awaiting the availability of drill crews and equipment to commence a first phase drill program on the Ludavina property. The La Encantada property, characterized as an IOCG target, includes the concessions Ursus and El Coche totalling 8,358 hectares, and is located within the main Alisitos block. A third property, the Bonet, is also characterized as an IOCG target and comprises 4,975 hectares.  No work is presently planned on these properties.

Franco Property, Mexico

On September 17, 2003, the Company announced that it had entered into an option agreement with Las Minas de Franco, S.A. de C.V., a private Mexican company, to acquire a 100% interest (subject to a 2% NSR) in the Franco project in the state of San Luis Potosi in Mexico. Subsequently, on November 5, 2003, the Company granted to Newport Exploration Ltd., a company listed on the TSX Venture Exchange, an option to earn a 50% interest in the property and corresponding option agreement.

The Franco project covers a partially exposed, high level, epithermal precious metal system hosted by Tertiary rhyolitic volcanics.  Mineralization consists of a NNW trending swarm of quartz veins and stockwork exposed in an area measuring about 1 kilometre (N-S) by about 500 meters (E-W). The Company and Newport have now completed permitting at Franco and are awaiting the availability of drill crews and equipment to commence a first phase drill program.

La Zorra (Gachupines), Mexico

On June 2, 2004, the Company announced progress on its La Zorra property (previously referred to as the Gachupines Project). Initial programs of reconnaissance mapping, prospecting and sampling were followed up with an Induced Polarization (IP) survey and identified two porphyry-type hydrothermal alteration zones, the “Los Gachupines” and the “Batamote West”.

At Los Gachupines, a zone with both porphyry and high sulphidation alteration characteristics covers an areal extent of 800 m by 900 m.  The zone is characterized by pervasive quartz-clay-sericite-alunite(?) alteration flanked by an area of propylitic alteration.  A composite sample of float mineralization assayed 5.65% copper, 267 g/t silver and 0.357 g/t gold.  The follow-up IP survey identified a chargeability anomaly that correlates well with the known limits of alteration and traces the Los Gachupines zone over a strike length of approximately 1.0 kilometre. The anomaly appears to broaden and strengthen with depth and remains open to the NW and SE.

Batamote West is similar to Los Gachupines, consisting of both porphyry and epithermal type alteration exposed in a number of small outcrops and float over an area of about five square kilometres. Batamote West includes areas of propylitically altered volcanics with zones of moderate to strong quartz-sericite-tourmaline-pyrite alteration.  Mineralized float in one area assayed 2.97% copper, 7.86 g/t gold and 6.6 g/t silver.  The IP survey at Batamote West outlined a chargeability anomaly 1.0 to 1.5 km wide and in excess of 1.7 km long.  The anomaly remains open to the NW and SE and again appears to broaden and strengthen at depth.

The Company has now completed permitting at La Zorra and is awaiting the availability of drill crews and equipment to commence a first phase drill program.

Providencia and Chingolo Projects, Argentina

During the Quarter the Company signed a 3,000 metre contract with Terra Services to carry out a reverse circulation drilling program on its Providencia and Chingolo properties located in northwest Argentina. The drill program, planned for a total of 15 holes, commenced in the last week of April. The program was designed to test the North fault block at Providencia with 6 holes, the pit area of the Providencia fault block with 2 holes, the central area of Chingolo prospect with 2 holes, and the north apron at Chingolo with 5 holes.

On August 17, 2004, the Company released the results of the completed portion of the reverse circulation drill program at its Providencia. A total of 2,332 metres were completed in nine holes.

Three of the nine holes were located within the Providencia fault block. The remaining six holes were drilled into the North fault block, located immediately north of the Providencia fault block, where the target was the projected strike extension of the conglomeratic sediments which host the silver and copper mineralization at the Providencia mine.

In the Providencia fault block, one hole was collared within the northern part of the South pit and drilled at an angle of minus 70 degrees to the west to test the target section at depth below the pit. From a depth of 217 to 244 metres, a 27-metre-thick zone was intersected that averaged 97.2 grams per tonne silver. Within this zone, a nine-metre interval from 217 to 226 metres averaged 276.1 grams per tonne silver. This intersection provides encouragement for potential extensions at depth of the high-grade silver mineralization encountered in the South pit at surface. A second hole located to the east of the North pit was drilled at an angle of minus 73 degrees to the west in order to test two targets. The initial target was the interpreted western extension of a mineralized zone intersected to the east during a prior drill program. The second target was the mineralization at depth below the North pit. The initial 34 metres of this hole returned an average value of 91.2 grams per tonne silver and the interval from a depth of 149 to 170 metres returned an average grade of 25.6 grams per tonne silver. A third hole collared on the eastern margin of the Providencia fault block, approximately 1.5 kilometres east of the mine workings, encountered alteration and anomalous silver values.

In the North block, the six holes drilled were located to test the northern extension of silver mineralization in the Providencia block. The six holes were spaced along a strike length of approximately two kilometres. The host sediments of the Providencia block had previously been identified on the North fault block in outcrop, where grab samples returned values in excess of 30 grams per tonne silver. All six holes encountered alteration and anomalous silver values.

The planned program for the Chingolo property was postponed due to the onset of severe winter weather.

Marcona IOCG District, Peru (Marcona & Pampa de Pongo Projects)

The southern coastal region of Peru hosts numerous iron oxide-copper-gold (IOCG) deposits that occur within a belt extending south of Lima that is up to 70 km wide and about 400 km long.  The geological setting, mineralization and associated alteration of   these deposits demonstrate strong similarities to the coastal IOCG deposits of Chile (Candelaria, Manto Verde, Montos Blancos etc.) and Baja, Mexico (Alisitos Belt).  The economically most important part of the belt occurs in the Marcona district which hosts the large iron oxide (+/- copper-gold) deposits of the Marcona mine (1,400 million tonnes iron ore) and Pampa de Pongo (1,000 million tonnes 70% magnetite) and Rio Tinto’s recently discovered Mina Justa deposit (approximately 200 million tonnes at 0.8% copper).

On October 17, 2003, the Company announced the execution of option agreements on the Carbonera and Daniela mineral concessions totalling approximately 30,000 hectares and located in the Marcona IOCG district.   The Daniela concessions surround and form part of the Carbonera, Taruga and Portachuelo properties.

Only minor exploration work has been completed on the Carbonera and Daniela concessions to date.    Further work is scheduled for the latter part of 2004.

On February 3, 2004 the Company announced the acquisition of an option on the Pampa de Pongo iron deposit from Rio Tinto.  Preliminary drilling by Rio Tinto in 1995 and 1996 identified widespread magnetite mineralization hosted in sediments and volcanics of Lower Paleozoic and Mesozoic age.  Mineralization occurs in a northwest-trending structural corridor that is approximately one kilometre in width and in excess of six kilometres long.

In 2002 a paper on the Marcona IOCG district by Rio Tinto and Queen’s University, published in Porter, T.M. (Ed), 2002 - Hydrothermal Iron Oxide Copper-Gold & Related Deposits: A Global Perspective, volume   2; PGC Publishing, Adelaide, pp 115-130, states,  “Approximate resources include more than 1400 Mt of iron ore at Marcona and 1000 Mt of magnetite mineralization at Pampa de Pongo”. On page 123 of this paper the authors state that, “Wide-spaced drilling suggests a potential resource of 1,000 Mt comprising approximately 75% magnetite (approx. 40% Fe). Hole 1 cut 168.7 m of magnetite grading 52.9% Fe with anomalous Cu and Au.” A review of this publication and data provided to the Company by Rio Tinto suggests that the potential quantity and grade of the Pampa de Pongo deposit is conceptual in nature, that there has been insufficient exploration to define a mineral resource on the property and that it is uncertain if further exploration will result in discovery of a mineral resource on the property.

The Company completed a TEM (electromagnetic) survey over Pampa de Pongo in early 2004 identifying two significant conductors. During the quarter the Company commenced an eleven hole diamond drill program to test the two conductors and evaluate the extent and grade of the iron mineralization along the structural corridor. To date, five of the eleven holes have been competed and assays are pending.

Quality Control/Quality Assurance

James M. Dawson, P.Eng. is the qualified person on behalf of the Company for the Ludavina Project and the Baja California IOCG Project (including the Joint Venture with Anglo) and, Gary Belik, P.Geo. is the qualified person on behalf of the Company for the La Zorra Project in Mexico, the Marcona IOCG District Projects in Peru and the Providencia and Chingolo Projects in Argentina.  Neither of Messrs. Dawson & Belik are “independent” of the Company as that term is defined in N.I. 43-101, as both hold options to acquire common shares of the Company.

Messrs. Dawson & Belik are responsible for the quality control and quality assurance programs for those projects where the Company is the operator.

Lawsuit

On May 21, 2004, the Company was served with a writ and statement of claim by Western Telluric Resources Inc. and Minera Olympic, S. de R.L. de C.V. seeking to set aside the December 12, 2001 agreement between the Company and Minera Olympic pursuant to which the Company acquired 6 mineral concessions in Baja California State, Mexico from Minera Olympic.  The lawsuit also alleges that the Company used certain confidential information belonging to Western Telluric in acquiring additional mineral claims in Baja California, and seeks a constructive trust over those claims.  The lawsuit has also been filed against James Dawson and Murray McClaren and their respective consulting companies.

On June 11, 2004, the Company filed its statement of defence prepared in response to the lawsuit.  In its statement of defence the Company has denied all of the allegations made by Western Telluric and Minera Olympic.  Further, the Company has commenced a counterclaim against William Herbert Park, Kenneth Tremblett, Kelly Klatik and Jack Gavine, all of whom are shareholders of Western Telluric, seeking damages against such individuals.

The Company considers the allegations made by Western Telluric and Minera Olympic to be frivolous, vexatious and completely without merit and intends to vigorously defend this matter and take all appropriate steps to protect its interests and to pursue its counterclaim against the named shareholders of Western Telluric.

Copies of the Writ of Summons, Statement of Claim and Statement of Defence are available on SEDAR at www.SEDAR.com.

Transactions with Related Parties

    Ken Carter, Director was paid consultancy fees of $13,424

    A law firm, of which a director is a partner, was paid legal fees of $156,222

Material Contracts and Commitments

Other than with respect to the agreements through which the Company has acquired its interests in its various properties, contracts related to the exploration of its properties (all of which are in the normal course of business), and employment agreements with certain of its officers and consulting agreements with various consultants, the Company does not have any material contracts or commitments.  Details with respect to the Company’s commitments under its property agreements are contained in Note 6 of the Audited Financial Statements for the year ended October 31, 2003.

Investor Relations Activities

Investor relations activities on behalf of the Company are carried out primarily by Henk Van Alphen, the President of the Company, who is available to answer shareholder inquiries at 604-408-7488.  In addition, on June 6, 2003, the Company entered into an Investor Relations Agreement with Institutional Market Communications Inc. (formerly Rock Marketing Inc.) (“IMC”), of North Vancouver, BC, which is intended to deal primarily with the Company’s European investor base.  Pursuant to this agreement, IMC provided the Company with certain public relations services for an initial term of six months, focussing primarily on introducing and presenting the Company and its mineral projects to individual and institutional European investors and analysts, translating the Company’s corporate information into German and disseminating such information through the German financial press and internet website portals.  In addition, IMC assists the Company in the preparation of advertising and promotional materials and generally increasing the public’s awareness of the Company and its activities and mineral projects.  During the initial term, the Company paid IMC a monthly retainer fee of US$3,000, plus additional fees of US$32,300 for specific public relations projects. Following the initial term of the contract, the Company extended the contract with IMC for an indefinite term, and now pays IMC a monthly fee of Cdn$6,000/month.  The term of this contract may be terminated by either party with 30 days written notice.  IMC is at arms length to the Company and its principals, and as at the end of the quarter does not hold, directly or indirectly, any securities, or rights to acquire securities of the Company.

On January 1, 2004, the Company entered into an agreement with 516022 B.C. Ltd. whereby the services of Joseph Charland are made available to the Company to advise and oversee the preparation of information materials with respect to its projects and the dissemination of this material to existing and potential shareholders and to assist in obtaining, developing and maintaining contacts.   The initial term of the agreement is for twelve months and will be automatically extended for additional six month periods unless otherwise terminated. Compensation for the agreement is the sum of $3,000 per month plus expenses and 150,000 incentive stock options exercisable at a price of $2.35 for two years and include vesting provisions as to 37,500 common shares for each three month period until all of the options have vested (no option will be exercisable until it has vested).  The term of this contract may be terminated by either party with 30 days written notice.   The Company is in the process of renegotiating this agreement.

On June 1, 2004, the Company entered into an Employment Services Agreement with Mr. Quentin Mai whereby it retained Mr. Mai as the Manager of Corporate Communications and Investor Relations for the Company.  His responsibilities include the preparation of corporate materials and presentations with respect to its properties, ongoing exploration programs and the results thereof and similar materials, to revise and maintain the Company’s website, to maintain contact with and answer queries from investors, potential investors and the public, and to generally disseminate information with respect to the Company, all as required to keep the Company’s shareholder’s and the investing public current with respect to the affairs of the Company. Mr. Mai is a full-time employee of the Company and receives compensation in the amount of $6,000 per month plus expenses and any benefit programs the Company may extend to its employees, and 100,000 stock options at a price of $2.50 for two years which include vesting provisions of 25,000 common shares for each three month period until all of the options have vested (no option will be exercisable until it has vested).  The term of this contract may be terminated by either party with not less than 90 days written notice.

Material Proceedings

Other than with respect to the Western Telluric/Minera Olympic lawsuit, the Company was not involved in any material proceedings during the period and does not have any material contingent liabilities. The Company does not have any material debt obligations.  There have been no special resolutions passed by the shareholders during the period ended July 31, 2004.  There are no pending regulatory approvals nor is the Company in breach of any corporate or securities laws.

3.

SUBSEQUENT EVENTS

None.

4.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Company does not have any restrictions on the use of its funds as a result of prospectus filings.  At July 31, 2004, the Company had working capital of $17.5 million (compared with working capital of $3.7 million as at October 31, 2003).  The increase in working capital is as a result of the private placements completed by the Company in December of 2003 and March 2004, as well as monies received from the exercise of private placement warrants and incentive stock options, which have generated monies in excess of the amounts utilized by the Company to date in connection with its ongoing activities.

5.

LIQUIDITY AND SOLVENCY

At July 31, 2004, the Company had a working capital of $17.5 million.  The Company’s general and administrative costs, net of its interest income, are approximately $140,000 per month.  The Company has sufficient working capital to meet its ongoing obligations as they come due, and to fund its presently planned exploration programs on its Argentinean, Mexican and Peruvian projects, as well as investigate additional property acquisitions.  However, the Company does not presently have sufficient funds to meet all of the payments necessary to complete the acquisition of all of its present mineral properties, some of which require large payments in 2005 and 2006.  The Company will require additional funding in order to meet these payments and to carry on exploration in those years.  The Company has no internal source of funding, and its only source of funding is the issuance of additional equity securities or the sale or joint venture of its mineral properties.  Management believes that, if the results of its exploration programs on its current properties are favourable, the Company will be able to raise the funding necessary to carry on its activities on these properties, but there can be no guarantee that the results will be favourable or that it will, in fact, be able to raise the required funding as and when necessary.  The success of the Company depends on its ability to fund the exploration on, and acquisition costs of, its existing projects or to find new projects and then finance the acquisition and exploration of such properties.